Exhibit 21

HF FOODS GROUP INC.

Subsidiaries

	Entity Name	Country of Incorporation
1.	Han Feng, Inc.	North Carolina, USA
2.	Truse Trucking, Inc.	North Carolina, USA
3.	Morning First Delivery, Inc.	North Carolina, USA
4.	R&N Holdings, LLC	North Carolina, USA
5.	R&N Lexington, LLC	North Carolina, USA
6.	Kirnsway Manufacturing Inc.	North Carolina, USA
7.	Chinesetg, Inc.	North Carolina, USA
8.	New Southern Food Distributors, Inc.	Florida, USA
9.	B&B Trucking Services, Inc.	Florida, USA
10.	Kirnland Food Distribution, Inc.	Georgia, USA
11.	HG Realty LLC	Georgia, USA